

Mail Stop 3561

December 8, 2009

Mr. William Kosoff
Chief Financial Officer
Global Investor Services, Inc.
110 William St., 22nd Floor
New York, NY 10038

     Re: **Global Investor Services, Inc.**
           Form 10-K for the Fiscal Year Ended March 31, 2009
           Filed June 29, 2009
           File No. 0-27019

Dear Mr. Kosoff:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Jennifer Thompson
               Accounting Branch Chief